UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

               Filed pursuant to Section 13 or 15(d) of the
                      Securities Exchange Act of 1934
                   and Rule 13a-17 or 15d-17 thereunder

                                Canmax Inc.
           _____________________________________________________
              (Exact name of issuer as specified in charter)

                150 W. Carpenter Freeway, Irving, TX  75039
    __________________________________________________________________
                 (Address of principal executive offices)

  Issuer's telephone number, including area code:  (972) 541-1600

                I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
  Indicate any change (increase of decrease) of 5% or more in the number of shares outstanding:

  1.   Title of security:  Common Stock, no par value.
  2.   Number of shares outstanding before the change:  5,012,869.
  3.   Number of shares outstanding after the change:  6,611,005.
  4.   Effective date of change:  April 29, 1997.
  5.   Method of change:
            Specify method:  Exercise of stock option
            Give brief description of transaction:  1,598,136 shares
                 issued upon exercise of option in accordance with the "Amended and Restated Stock Option and Registration Rights Agreement" dated October 29, 1994 and executed November 15, 1994.

                II.  CHANGE IN NAME OF ISSUER

                         Not Applicable.

  Date:     May 2, 1997


  CANMAX INC.

  By:  /s/   Philip M. Parsons
       _______________________________
       Philip M. Parsons
       Chief Financial Officer